Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax mintz.com

August 10, 2020

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Edward M. Kelly

Re:	MICT, Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed July 24, 2020

File No. 1-35850

Ladies and Gentlemen:

We are submitting this letter on behalf of MICT, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 7, 2020 from the Division of Corporation Finance, Office of Manufacturing, to David Lucatz, former Chief Executive Officer of the Company, relating to the above-referenced Revised Preliminary Proxy Statement. In conjunction with this letter, the Company is filing Amendment No. 2 to the Preliminary Proxy Statement (the “Second Amended Proxy Statement”) with the Commission. Capitalized terms used but not defined herein have the meanings given to them in the Second Amended Proxy Statement.

For convenient reference, we have reproduced the Staff’s comments with the Company’s applicable responses just below. These responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. As indicated below, the Company has responded to the Staff’s comments by making changes to the disclosure in the Second Amended Proxy Statement and future periodic filings.

Revised Preliminary Proxy Statement on Schedule 14A filed July 24, 2020

The Consideration Note Proposal, page 2

Comment 1: We note your response to comment 2 and that all of the Series B Preferred Shares and the Note Warrants were subsequently transferred to GFH. Please revise your disclosure in this section and throughout the proxy statement to state that the issuance of the convertible promissory notes to GFH would be considered a change of control under Nasdaq Listing Rules 5635(a).

Response 1: Pursuant to the results of analyses conducted by the Company and certain outside advisors, the transactions identified in this comment do not constitute a change of control under Nasdaq Listing Rule 5635.

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

August 10, 2020

Q. What equity stake will current MICT stockholders hold in the combined entity immediately after the consummation of the Merger?, page 6

Comment 2: Please fill in the percentage that the current stockholders of MICT are expected to own in the combined entity in your next amendment.

Response 2: In response to the Staff’s comment, the percentage that MICT’s current stockholders are expected to own in the combined entity has been populated on page 6 of the amendment.

Risk Factors Related to the Merger and Ownership of MICT’s Securities, page 22

Comment 3: We note your response to comment 7 and your disclosure on page 39. Please add a separate risk factor in this section that discusses the risks associated with Mr. Mercer’s involvement with the Company, Intermediate and GFH.

Response 3: In response to the Staff’s comment, a separate risk factor has been added that discusses the risks associated with Mr. Mercer’s involvement with the Company, Intermediate and GFH.

Beneficial Ownership of Securities, page 156

Comment 4: Identify by footnote or otherwise the natural person or persons who have sole or shared voting and investment powers for the securities beneficially owned by China Strategic Investment Limited and the entities affiliates with Hadron Master Fund to the extent known by the person on whose behalf the solicitation is made. Please refer to Item 6(6) of Schedule 14A.

Response 4: In response to the Staff’s comment, the natural persons who have sole or shared voting and investment powers for the securities beneficially owned by China Strategic Investment Limited and the entities affiliated with Hadron Master Fund have been disclosed in the section labeled “Beneficial Ownership of Securities”.

Comment 5: We note your response to comment 3 that the Merger does not represent the first stop in a going private transaction and that certain agreements in connection with the offering of Series A Preferred Shares and the Convertible Notes require that a resale registration statement with respect to the underlying shares of Common Stock remain effective for some period of time. Please tell us how long the underlying shares of Common Stock are required to remain effective.

Response 5: In response to the Staff’s comment, the resale registration statement with respect to the shares of Common Stock underlying the Series A Preferred Shares and the Convertible Notes shall remain continuously effective for a period of at least twelve (12) months. As previously noted, the Company intends to remain public thereafter.

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We hope that the above responses and the related revisions reflected in the Second Amended Proxy Statement will be acceptable to the Staff. Please do not hesitate to contact me at (212) 692-6768 or KRKoch@mintz.com with any comments or questions regarding the Second Amended Proxy Statement and this letter. We thank you for your time and attention.

August 10, 2020

Sincerely,

/s/ Kenneth R. Koch
Kenneth R. Koch

cc:	Securities and Exchange Commission
Erin M. Purnell, Senior Counsel

MICT, Inc.
Darren Mercer, Chief Executive Officer